

02006807

AB

Vf 3-11-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2002 WASH D.C.

SEC FILE NUMBER
8- 15688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE VARIABLE ANNUITY MARKETING COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 ALLEN PARKWAY
(No. and Street)

HOUSTON (City) TEXAS (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL R. CRICKS (713) 831-4356
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name — *if individual, state last, first, middle name*)

1221 MCKINNEY STREET, ONE HOUSTON CENTER, (Address) HOUSTON (City) TEXAS (State) 77010-2007 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH

OATH OR AFFIRMATION

I, TERRY FESTERVAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE VARIABLE ANNUITY MARKETING COMPANY, as of DECEMBER 31, 19x 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Terry Festervand
Signature

ASSISTANT TREASURER
Title

Debra A. Firestone
Notary Public

DEBRA A. FIRESTONE
Notary Public, State of Texas
My Commission Expires
APRIL 17, 2003.

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE--DECEMBER 31, 2001

THE VARIABLE ANNUITY MARKETING COMPANY
(Name of Registrant)

2929 Allen Parkway, Houston, Texas 77019
(Address of principal executive office)

Krien Ver Berkmoes
Vice President, CFO and Treasurer
The Variable Annuity Marketing Company
Houston, Texas 77019
(Name and address of person authorized to receive notices and Communications from the Securities and Exchange Commission)

THE VARIABLE ANNUITY MARKETING COMPANY
(A Wholly Owned Subsidiary of The
Variable Annuity Life Insurance Company)

Audited Financial Statements and Supplemental Information

December 31, 2001

Audited Financial Statements

Supplemental Information

Supplementary Report



■ **Ernst & Young LLP**
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
The Variable Annuity Marketing Company

We have audited the accompanying statement of financial condition of The Variable Annuity Marketing Company (a wholly owned subsidiary of The Variable Annuity Life Insurance Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Variable Annuity Marketing Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Variable Annuity Marketing Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 4, 2002
Houston, Texas

STATEMENT OF FINANCIAL CONDITION

THE VARIABLE ANNUITY MARKETING COMPANY

December 31, 2001

ASSETS

Cash		$ 2,565
Securities:		
U. S. Treasury note		
5.75%, due October 2002, at fair value (amortized cost: $50,034)		51,562
U. S. Treasury bill		
3.401%, due January 2002, at amortized cost		99,937
Interest receivable		480
	TOTAL ASSETS	$154,544

LIABILITIES

Deferred tax liability		$ 535
Intercompany payable		15
	Liabilities	550

STOCKHOLDER'S EQUITY

Common stock, par value $1 per share; 250,000 shares authorized, 5,150 issued and outstanding		5,150
Additional paid-in capital		147,850
Retained earnings		994
	Stockholder's Equity	153,994
	TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$154,544

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

THE VARIABLE ANNUITY MARKETING COMPANY

Year Ended December 31, 2001

Income:	
Investment income	$ 7,060
Net unrealized gain on investments	1,165
Reimbursement of expenses by affiliate -- Note 1	37,335,499
	37,343,724
Expenses:	
Occupancy and equipment rental	9,738,613
System chargebacks	5,919,576
Sales promotion	3,070,918
Communications	5,538,610
Travel and entertainment	5,879,656
Contributions and lobbying	2,298,588
Printing and supplies	1,693,632
Taxes, fees and licenses	301,243
Legal and professional fees	1,182,161
Other expenses	1,719,561
	37,342,558
Income before federal income tax	1,166
Federal income tax expense	408
NET INCOME	$ 758

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THE VARIABLE ANNUITY MARKETING COMPANY

Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 5,150	$147,850	$ 236	$153,236
Net income	-	-	758	758
Balance at December 31, 2001	$ 5,150	$147,850	$ 994	$153,994

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

THE VARIABLE ANNUITY MARKETING COMPANY

Year Ended December 31, 2001

Cash flows used in operating activities:	
Net income	$ 758
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	407
Intercompany payable	15
Net unrealized gain on investments	(1,165)
Amortization of bond discount	(4,185)
Net cash used in operating activities	(4,170)
Cash flows from investing activities:	
Purchases of investments	(195,989)
Maturities of investments	200,000
Net cash provided by investing activities	4,011
Net decrease in cash	(159)
Cash at beginning of year	2,724
Cash at end of year	$ 2,565

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

THE VARIABLE ANNUITY MARKETING COMPANY

December 31, 2001

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES
The Variable Annuity Marketing Company (the "Company"), a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC") and an indirect subsidiary of American International Group ("AIG"), is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company was formerly an indirect, wholly owned subsidiary of American General Corporation ("AGC"). On August 29, 2001, AGC was acquired by AIG in a transaction accounted for as a pooling of interests and AGC became an indirect, wholly owned subsidiary of AIG. The Company's transactions as a broker-dealer are limited to the sale and redemption of redeemable securities of registered investment companies or unit investment trusts (VALIC separate account).

Investments: Investment securities with maturities of one year or less are carried at amortized cost. Other investments are stated at market value based on quoted market prices.

Reimbursement of Expenses: The Company has an underwriting agreement with VALIC and VALIC Separate Account A (the "Separate Account"). Pursuant to the terms of the underwriting agreement, the Company acts as principal underwriter for the sale and distribution of the variable annuity contracts issued by the Separate Account through licensed agents of VALIC. VALIC retains any sales load earned from the sale of these contracts, any surrender charges netted from redemption proceeds of contracts, and absorbs the salaries and commission expense of its agents. The Company is responsible for all other reasonable expenses incurred in connection with such sales activities, including occupancy and overhead allocated by VALIC to the Company. VALIC reimburses the Company for all expenses incurred in excess of income earned. Consequently, the Company's only income arises from changes in the fair value of investments.

NOTE 2--NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $153,773, which was $148,773 in excess of its required net capital of $5,000 and had an aggregate indebtedness to net capital ratio of .0001 to 1.

NOTE 3- - INCOME TAXES
Prior to August 30, 2001, the Company was included in the consolidated federal income tax return of American General Corporation, and income taxes were allocated based on the amounts that would be reported if the Company filed a separate federal income tax return, in accordance with the tax sharing agreement. Effective August 30, 2001, the Company files a separate federal income tax return.

NOTE 4 - - COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various lawsuits arising in the normal course of business. In the opinion of management, any adverse judgements rendered against the Company would not materially affect the Company's financial condition or results of operations.

NOTE 5 - - SUBSEQUENT EVENT

Effective January 1, 2002, the Company's underwriting agreement with VALIC and VALIC Separate Account A was terminated. As a result, the Company is no longer serving as the principal underwriter for the sales and distribution of VALIC's variable annuity contracts. Subsequent to the termination, the Company will no longer have any effective underwriting or other service contracts. The Company will cease business operations pending management's decision on the future operations of the Company.



SUPPLEMENTAL INFORMATION

Schedule I

The Variable Annuity Marketing Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital	
Total stockholder's equity	$153,994
Additions:	
Deferred tax liability resulting from nonallowable asset	535
Total capital	154,529
Deductions and/or charges:	
Nonallowable assets:	
Interest receivable on U.S Treasury Note	240
Net capital before haircuts on securities positions	154,289
Haircuts on government securities	516
Net capital	$ 153,773
Aggregate indebtedness	$ 15
Computation of basic net capital requirement	
Net capital requirement	$ 5,000
Excess net capital	$ 148,773
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 153,771
Ratio: Aggregate indebtedness to net capital	0.0001 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2001.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule II

THE VARIABLE ANNUITY MARKETING COMPANY

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub-paragraph (k)(1) thereof.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule III

THE VARIABLE ANNUITY MARKETING COMPANY

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub-paragraph (k)(1) thereof.

SUPPLEMENTARY REPORT



■ Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Accountants On Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholder
The Variable Annuity Marketing Company

In planning and performing our audit of the financial statements of The Variable Annuity Marketing Company (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 4, 2002
Houston, Texas

THE VARIABLE ANNUITY MARKETING COMPANY

FACING PAGE, Notes to

1. The Company did not have any subordinated liabilities at December 31, 2001, or during the year then ended.

2. Not applicable. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

3. A report is attached which states no material inadequacies were found to exist since the date of the previous audit.